12014925

STATES
HANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-43278

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mutual of America Securities Corporation (Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amir Lear — 212-224-1940 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William S. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual of America Securities Corporation, as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

William Stephen Conway
Chairman and Chief
Executive Officer

Notary Public

CHRISTOPHER M. MISEO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01-M14899484
QUALIFIED IN NEW YORK COUNTY
CERT. FILED IN NEW YORK COUNTY
COMMISSION EXPIRES AUGUST 29, 2015

CONTENTS OF REPORT

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Subordinated Liabilities.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mutual of America Securities Corporation:

We have audited the accompanying–statement of financial condition of Mutual of America Securities Corporation (the "Company") (a Delaware Corporation and a wholly owned subsidiary of Mutual of America Holding Company Inc. which is a wholly owned subsidiary of Mutual of America Life Insurance Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual of America Securities Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America, and in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

KPMG LLP

February 27, 2012

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

ASSETS:	
Cash and cash equivalents	$ 527,964
Money market investment	488,986
Deferred income taxes	2,354,330
Current income tax recoverable	449,511
Due from affiliate	833,921
Other assets	2,082
Total assets	$ 4,656,794

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
General expenses due and accrued	$ 26,026
Due to affiliates	241,886
Total liabilities	267,912
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value, 3,000 shares authorized, issued and outstanding	3,000
Additional paid-in capital	11,481,677
Accumulated deficit	(7,095,795)
Total stockholder's equity	4,388,882
Total liabilities and stockholder's equity	$ 4,656,794

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

INCOME:	
Fee revenue	$ 485,083
Investment income	82
Total income	485,165
EXPENSES:	
Salaries and benefits	$ 224,478
Licenses and fees	118,297
Corporate service charge	69,263
Rent	32,442
Printing	12,603
Accounting fees	28,000
Total expenses	485,083
Gain before net income tax benefit	82
Net income tax benefit	877,910
Net Income	$ 877,992

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, December 31, 2010	$ 3,000	$ 11,481,677	$(7,973,787)	$ 3,510,890
Contributed capital	--	--	--	--
Net Income	--	--	877,992	877,992
BALANCE, December 31, 2011	$ 3,000	$ 11,481,677	$(7,095,795)	$ 4,388,882

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 877,992
Reconciliation of net income to net cash used in operating activities-	
Change in due from affiliates	(841,099)
Change in general expenses due and accrued	17,273
Change in deferred income taxes	520,861
Change in current income tax recoverable	(245,327)
Net cash provided by operating activities	329,700
CASH FLOW FROM INVESTING ACTIVITIES:	
Proceeds from investments sold	--
Net cost of investments purchased	(200,082)
Net cash used in investing activities	(200,082)
CASH FLOWS FROM FINANCING ACTIVITY:	
Contributed capital	--
Net increase in cash and cash equivalents	129,618
CASH AND CASH EQUIVALENTS, beginning of year	398,346
CASH AND CASH EQUIVALENTS, end of year	$ 527,964

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. ORGANIZATION

Mutual of America Securities Corporation (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Mutual of America Holding Company, Inc. (the "Corporation"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America").

The Company operates as an introducing broker on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company also acts as the distributor for the Mutual of America Institutional Funds, Inc. series of mutual funds.

The Company's sole customers include Mutual of America, its affiliates and sponsored funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash equivalents consist of short-term investments, which are liquid securities with a maturity of three months or less when acquired.

Investments

The Company's portfolio consists of an investment in a money market fund, which is carried at fair value. The money market fund is sponsored by Mutual of America. Security transactions for the Company's portfolio are recorded on a trade date basis. Dividend income is recorded when declared.

Fair Value

The Company values its investment at fair value. Fair value is an estimate of what the Company would receive upon selling its investment in an orderly arms – length transactions. Investments are categorized based on a three-level valuation hierarchy for measurement and disclosure of fair value. The valuation hierarchy is based upon the transparency of inputs used to measure fair value. The three levels are as follows:

Level 1 – quoted prices in active markets for identical securities.

Level 2 – other significant observable inputs (including yield, quality, coupon rate, maturity, issue type, quoted prices for similar securities, etc.).

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of its investment).

At December 31, 2011 management determined that the fair value input for the Company's investment in the Mutual of America Institutional Money Market Fund is considered Level 1. There were no transfers between levels during 2011.

Fee Revenue

The Company has entered into a fee revenue agreement with Mutual of America Capital Management Corporation ("Capital Management"), an affiliated entity, under which the Company receives revenues, which cannot exceed the costs it incurs, in conjunction with its operations as broker dealer for the Mutual of America Institutional Funds. Revenue is recognized as costs are incurred throughout the year.

Estimates by Management

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the recorded amounts as of and for the year ended December 31, 2011. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ["Net Capital Requirements for Brokers or Dealers"] ("the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $709,809, which was $684,809 in excess of its required net capital. The Company had aggregate indebtedness of $267,912 at December 31, 2011; the ratio of aggregate indebtedness to net capital was .38 to 1.

4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule because it is an introducing broker-dealer which clears all customers' transactions, on a fully disclosed basis, with a clearing broker, carries no margin accounts, and does not hold funds or securities for, nor owe money or securities to, customers.

5. INCOME TAXES

The Company is included with the Corporation and its other noninsurance subsidiaries in filing a consolidated federal income tax return and files separate or combined state and local tax returns, as required. In accordance with the Company's tax sharing method, tax expense/benefit is allocated to the members of the group based on each member's relative contribution to the group's overall tax position on a consolidated basis. Tax attributes utilized on a consolidated basis are reimbursed to the member that generated the tax benefit. Due from affiliates at December 31 represents Company tax attributes utilized in 2011 and not yet reimbursed.

The Company has adopted FASB guidance under ASC 740, *Income Taxes*, which was formerly referred to as FIN 48, "Accounting for Uncertainty in Income Taxes". This guidance requires the evaluation of tax positions taken in the course of preparing the federal income tax return to determine whether it is "more-likely-than-not" that tax positions taken in the tax return will be ultimately sustained, and, if not, a tax liability and expense is recorded.

As of December 31, 2011, management has evaluated the tax positions taken on the tax returns for all open tax years and has concluded that no tax provision relating to uncertain tax positions is required in the financial statements. Tax returns for the years ended December 31, 2008 through 2011 remain subject to examination by the Internal Revenue Service.

MUTUAL OF AMERICA SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

The components of income tax (expense) for 2011 is as follows:

	2011
Federal income tax expense	$ (476,882)
Prior year true up	(7,645)
Total Federal income tax (expense)	$ (484,527)
State and local tax benefit	1,362,437
Net Income tax benefit	$ 877,910

A reconciliation between federal income taxes and the total tax benefit as shown on the statement of operations is as follows:

	2011
Federal income tax at statutory rate	$ 28
Federal income tax on state and local taxes	160,789
Net state and local income taxed at federal rate	137,983
Reversal of valuation allowance	(1,184,355)
Other	7,645
Total income taxes as reported	$ (877,910)

The Company's deferred tax assets at December 31, 2011 consists of ($ Millions)

	2011
Deferred tax assets:	
Federal Net Operating Loss (NOL) Carryover	$ 1.8
State and Local NOL Carryover net of federal benefit	.6
Net deferred tax assets	$ 2.4

At December 31, 2011, the Company has net operating loss carryovers of $5.0 million, expiring between 2022 and 2027. Management has determined that the valuation allowance attributable to the state and local deferred tax asset is no longer required due to its assessment of expected future business operations. Accordingly, during 2011, this valuation allowance was released into earnings. Management believes it is more likely than not that the net deferred tax asset will be realized.

6. RELATED PARTY TRANSACTIONS

Mutual of America has incurred costs in connection with the use of its personnel, property and facilities on behalf of the Company. Mutual of America allocates these costs to the Company each month, and the Company reimburses Mutual of America periodically. During 2011, such costs were $289 thousand and are reflected in the statement of operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2012, the date the financial statements were available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require disclosure.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities Corporation as of December 31, 2011

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 4,388,882	3480
2.	Deduct: Ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			4,388,882	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 4,388,882	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition	$ 3,639,844	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities -proprietary capital charges		3600		
	D. Other deductions and/or charges	5,000	3610	(3,644,844)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net Capital before haircuts on securities positions			$ 744,038	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	34,229	3734		
	D. Undue concentration		3650		
	E. Other (List)		3736	(34,229)	3740
10.	Net Capital			$ 709,809	3750

OMIT PENNIES

Note: No material differences exist between the audited Computation of Net Capital and the corresponding schedules included in the Company's unaudited December 31, 2007 Form X-17A-5 Part IIA filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities Corporation as of December 31, 2011

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)			$ 17,861	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 25,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 25,000	3760
14.	Excess net capital (line 10 less 13)			$ 684,809	3770
15.	Excess capital at 1000% (line 10 less 10% of line 19)			$ 679,809	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 267,912	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 267,912	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line10)			% 0.38	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% N/A	3860

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25.	Excess net capital (line 10 less 24)	$ N/A	3910
26.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$ N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

MUTUAL OF AMERICA SECURITIES CORPORATION

SCHEDULE OF NONALLOWABLE ASSETS
DECEMBER 31, 2011

Deferred income tax assets	$2,354,330
Current income tax recoverable	449,511
Other assets	836,003
Total nonallowable assets	$3,639,844

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities Corporation December 31, 2011

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1)-$2,500 capital category as per Rule 15c3-1			4550
B. (k)(2)(A)-"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k)(2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis			
Name of clearing firm JP Morgan Chase Clearance Corp	4335	X	4570
D. (k)(3)-Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
cruals, (as defined below), which have not been deducted in the computation of Net (2192399

Type of proposed withdrawal or Accrual See below for code to enter		Name of lender or contributer		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (yes or no)	
	4600		4601		4602		4603		4604		4605
	4610		4611		4612		4613		4614		4615
	4620		4621		4622		4623		4624		4625
	4630		4631		4632		4633		4634		4635
	4640		4641		4642		4643		4644		4645

Total $ N/A 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Note: In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the period ended December 31, 2006.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Mutual of America Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Mutual of America Securities Corporation (the Company)(a wholly owned subsidiary of Mutual of America Life Insurance Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012